                   [GARDERE WYNNE SEWELL & RIGGS, L.L.P.]




                                July 22, 1997




Via EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:     Eagle Geophysical, Inc.
                 Form 8-A 12B - Request for Withdrawal
                 File No. 001-13193

Dear Sir or Madam;

         On behalf of Eagle Geophysical, Inc., a Delaware corporation (the "Registrant"), we hereby request that the Registration on Form 8-A, File No. 001-13193, filed with the Commission by EDGAR on July 18, 1997, be withdrawn. This Registration was erroneously filed as a registration under Section 12(b) of the Securities Act of 1934, as amended. The Registrant intends to re-submit a Registration on Form 8-A under Section 12(g).

         If you have any questions, please do not hesitate to call the undersigned at (713) 308-5864.



                                                          Sincerely,

                                                          /s/ William Mark Young

                                                          William Mark Young